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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                                  FORM U-9C-3


                    QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    For the Quarter Ended December 31, 2000


                               AGL Resources Inc.
                      (Name of registered holding company)


                          817 West Peachtree Street NW
                             Atlanta, Georgia 30308
                    (Address of principal executive offices)
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                               Table of Contents

                                                                       Page
                                                                       ____

Item 1.  Organization Chart                                              2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                     2

Item 3.  Associate Transactions Part I                                   3

Item 3.  Associate Transactions Part II                                  3

Item 4.  Summary of Aggregate Investment                                 4

Item 5.  Other Investments                                               4

Item 6.  Financial Statements and Exhibits                               4
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                          ITEM 1 - ORGANIZATION CHART

    Name of        Energy or     Date of   State of  % of voting   Nature
   Reporting      Gas Related    Organiz-  Incorpor-  Securities     of
    Company         Company       ation      ation       Held     Business
   ---------      -----------    --------  --------- -----------  --------
AGL Energy
Services, Inc.      Energy                             100% by
("AGLE")            Related       7/31/96   Georgia    AGLR          (a)

Utilipro, Inc.      Energy                             100% by
("Utilipro")        Related       6/17/97   Georgia    AGLI          (b)

Georgia Natural
Gas Company         Gas                                100% by
("GNG")             Related       6/10/96   Georgia    AGLR          (c)

AGL Consumer
Services, Inc.      Energy                             100% by
("AGCS")            Related        6/5/96   Georgia    AGLI          (d)

AGL Peaking,
Services, Inc.      Energy                             100% by
("AGL Peaking")*    Related      11/21/97   Georgia    AGLI          (e)

AGL Energy Wise
Services, Inc.      Energy                             100% by
("Energy Wise")*    Related       3/13/97   Georgia    AGLI          (f)

(a) AGLE manages gas supply assets for regulated operations and secures gas supply services for unregulated operations and other unaffiliated retail gas marketers.

(b) Utilipro engages in the sale of integrated customer care solutions and billing services to energy marketers in the United States.

(c) GNG owns a 50% interest in SouthStar Energy Services, LLC, which markets natural gas and related services.

(d) AGCS markets appliance warranty contracts and energy-related consumer services.

(e) AGL Peaking owns a 50% interest in Etowah LNG Company, LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

(f) Energy Wise was formed to provide energy audits to promote the conservation of energy through efficient and effective use of natural energy resources.

* These companies were inactive during the reporting period ended December 31, 2000.


    ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

None

                                       2
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                        ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands)


Reporting       Associate
Company         Company      Types of     Direct    Indirect  Cost     Total
Rendering       Receiving    Services     Costs     Costs     of       Amount
Service         Service(g)   Rendered     Charged   Charged   Capital  Billed
---------       ----------   --------     -------   --------  -------  ------


AGLE            Chattanooga  Gas Supply
                Gas Company  Management
                             Services       $19.2    $ 3.6    $   0    $ 22.8

AGLE            Atlanta Gas  Gas Supply
                Light        Management
                Company      Services      $284.8    $93.5    $   0    $378.3

AGLE            Virginia     Gas Supply
                Natural Gas  Management
                             Services      $102.0    $15.6    $   0    $117.6


(g) All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company, Inc. ("AGSC"). As per Rules 80 and 81, energy purchases are not reported hereunder.


Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands)


Associate    Reporting
Company      Company    Types of    Direct    Indirect  Cost     Total
Rendering    Receiving  Services    Costs     Costs     of       Amount
Services     Service    Rendered    Charged   Charged   Capital  Billed
---------    ---------  --------    -------   --------  -------  ------

AGSC         AGLE       Support(h)   $148.8    $ 16.3    $ 2.1   $167.2
AGSC         Utilipro   Support(i)   $ 37.2    $132.2    $21.1   $190.5
AGSC         GNG        Support(j)   $ 22.9    $ 15.9    $ 3.7   $ 42.5

(h) AGLE receives support services (i.e. accounting, marketing, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(i) Utilipro receives support services (i.e. accounting, information systems, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(j) GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

                                       3
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                    ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

     Total consolidated capitalization
        of AGL Resources as of December 31, 2000       $2,035,375.8     Line 1

     Total capitalization multiplied by 15%
        (Line 1 multiplied by 0.15)                       305,306.4     Line 2

     Greater of $50 million or line 2                  $  305,306.4     Line 3

     Total current aggregate investment:
        (categorized by major line of
        energy-related business)                           12,296.9     Line 4

     Difference between the greater of $50
     million or 15% of capitalization and
     the total aggregate investment of the
     registered holding system
     (line 3 less line 4)                                 293,009.5

Investments in gas-related companies
  (in thousands):

     Total current aggregate investment:                    5,884.1     Line 5
        (categorized by major line of
        gas-related business)

     Difference between the greater of $50
     million or 15% of capitalization and
     the total aggregate investment of the
     registered holding system
     (line 3 less line 5)                                 299,422.3



                          ITEM 5 - OTHER INVESTMENTS

Major Line of     Other Invest-    Other Invest-    Reason for
Energy-Related    ment in Last     ment in this     Difference in
Business          U-9C-3 Report    U-9C-3 Report    Other Investment
--------------    -------------    -------------    ----------------

None


                  ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


Exhibits


Exhibit I -    Balance Sheet of AGLE, Utilipro, GNG, AGL Peaking, Energy
               Wise and AGCS as of December 31, 2000.
               (Filed under confidential treatment pursuant to Rule 104(b))

Exhibit II -   Income Statement for the Three Months Ending December 31, 2000
               for AGLE, Utilipro, GNG and AGCS. No Income Statements are being filed for AGL Peaking and Energy Wise as they had no business activity during the quarter.
               (Filed under confidential treatment pursuant to Rule 104(b))

Exhibit III -  The certificate as to filing with interested state commissions is attached hereto as Exhibit III.

                                       4
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                                   SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                           AGL RESOURCES INC.

                                           /s/: Elizabeth J. White
                                           -----------------------

                                           By: Elizabeth J. White
                                           Vice President and Controller

May 17, 2001

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